Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
("Randgold Resources" or the "Company")

Jersey, Channel Islands, 17 November 2016

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii				Randgold Resources Ltd
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights							☒
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii			FMR LLC
4. Full name of shareholder(s) (if different from 3.):iv			See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached: [v]			15 November 2016
6. Date on which issuer notified:			16 November 2016
7. Threshold(s) that is/are crossed or reached: vi, vii			5%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]
			Indirect	Direct xi	Indirect xii	Direct	Indirect
GB00B01C3S32	4,163,806	4,163,806	3,816,124		3,816,124		4.07%
B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise / Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised / converted.		% of voting rights
Right of Recall				566,500		0.60%
C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise / Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
4,382,624			4.67%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Controlled Undertaking	Percentage Holding
Fidelity (Canada) Asset Management ULC	1.06
FIDELITY CAPITAL MARKETS	0.00
FIAM LLC	0.35
Fidelity Institutional Asset Management Trust Company	0.33
FMR CO., INC	2.61
FMR INVESTMENT MANAGEMENT (UK) LIMITED	0.31
FIDELITY MANAGEMENT TRUST COMPANY	0.01
Grand Total	4.67

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will acquire/ cease to hold:
12. Date on which proxy holder will acquire/ cease to hold voting rights:
13. Additional information:	N/A
14. Contact name:	Sally-Ann Hatton
15. Contact telephone number:	fil-regreporting@fil.com, 01737 837148

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 771 1338	Email: randgold@dpapr.com